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                      SPECIALTY PRODUCTS & INSULATION CO.
                      1097 COMMERCIAL AVENUE, P.O. BOX 576
                    EAST PETERSBURG, PENNSYLVANIA 17520-0576


                                     December 30, 1998


VIA EDGAR
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Document Control
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Specialty Products & Insulation Co.
          Request to Withdraw Form S-1 Registration Statement
          Commission File No. 333-49947

Ladies and Gentlemen:

     On April 10, 1998, Specialty Products & Insulation Co. (the "Company") filed with the Commission a registration statement on Form S-1 (File No. 333-49947), which registration statement was amended on May 26, 1998 and June 16, 1998 (as amended, the "Registration Statement"). The Company has decided not to proceed with the offering contemplated by the Registration Statement. Accordingly, I request on behalf of the Company that the Registration Statement be withdrawn.

                                      Very truly yours,

                                      /s/ Michael J. Hughes

                                      Michael J. Hughes
                                      Vice President and Chief Financial Officer
cc:  Thomas A. Ralph